Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Cardiff Lexington Corporation

Las Vegas, Nevada

We hereby consent to the incorporation by reference in the Registration Statements on Form S8 (No. 333-276918) of Cardiff Lexington Corporation (the “Company”) of our report dated March 14, 2025, except for Note 2, as to which date is August 19, 2025, relating to the consolidated financial statements, which appear in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2024 to which this consent is filed as an exhibit. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern and an emphasis of matter paragraph with respect to a restatement of the 2024 consolidated financial statements.

/s/GBQ Partners, LLC

Columbus, Ohio

August 19, 2025